

December 22, 2005

Mail Stop 7010

*By U.S. Mail and facsimile to (713) 861-0772*

Charles A. Carroll
President and Chief Executive Officer
Goodman Global Holdings, Inc.
2550 North Loop West, Suite 400
Houston, Texas 77092

> **Re:** **Goodman Global Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 20, 2005**
> **File No. 333-128462**

Dear Mr. Carroll:

　　We have reviewed your filing and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Party Transactions, page 68

1.  We note your response to comment 7.  Although you view these costs to be similar to costs that would be incurred if you contracted with a third-party buy side advisor and the fee was reasonable in amount, your disclosures indicate the fee was paid to Apollo or a related entity under its common control.  Paragraph A8 of SFAS No. 141 limits the capitalization of costs to "out-of-pocket" costs paid to outside consultants.  Internal costs associated with a business combination (whether one-time costs or reoccurring in nature) should be expensed as incurred.  Accordingly, please amend your filing to reflect these costs in your consolidated statement of operations.

Exhibits
Exhibit 5.1, Opinion of Latham & Watkins

2.  We note the qualification in the opinion of Texas counsel that its "opinions and confirmations herein are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to underwritten private offerings of debt securities." This statement is vague and inherently subjective. Please submit a revised opinion of Texas counsel that does not contain this qualification.

3.  Please also delete the qualification in the last paragraph that "This letter may not be relied upon . . . by any other person . . . including any person . . . that acquires the Exchange Notes . . . without our prior written consent, which may be granted or withheld in our discretion."

    As appropriate, please amend your registration statement in response to these comments. You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3767.

                                            Sincerely,


                                            Jennifer Hardy
                                            Branch Chief


cc:     Gregory A. Ezring, Esq. (*via facsimile* 212/751-4864)
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, New York 10022